Exhibit 99.1

Li Bang International Announces 1-for-100 Reverse Share  Split

JIANGYIN, China, Mar. 24, 2026 — Li Bang International Corporation Inc. (“Li Bang International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” “our company,” or “Li Bang”) (Nasdaq: LBGJ), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced that it intends to effect a reverse share split of its ordinary shares on a 1-for-100 basis (the “Reverse Share Split”). The Company’s Class A ordinary shares will begin trading on a post-split basis when the market opens on March 27, 2026. The Company’s Class A ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “LBGJ” with a new CUSIP number G5480M110.

The Reverse Share Split has been approved by the Company’s shareholders and the Company’s board of directors, and is being effectuated primarily to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) relating to the maintenance of the minimum bid price per share of the Company’s Class A ordinary shares.

Prior to the Reverse Share Split, there are currently 180,401,932 Class A ordinary shares issued and outstanding. Upon the effectiveness of the Reverse Share Split, every one hundred shares of par value of USD0.0001 each of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares as of the effective date will automatically be combined into one Class A ordinary share of par value of USD0.01 each of the Company and one Class B ordinary share of par value of USD0.01 each of the Company, respectively. Any fractional shares that would have otherwise resulted from the Reverse Share Split will be rounded up to the next whole number and no fractional shares will be issued. The Reverse Share Split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the rounding up of fractional shares.

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. specializes in the development, production, and sale of stainless-steel commercial kitchen equipment under its own “Li Bang” brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and mature procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company’s long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company’s website at https://ir.libangco.cn.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the U.S. Securities and Exchange Commission.

CONTACTS

Li Bang International Corporation Inc.

Investor Relations Department

Email: guanli@libangco.cn

WFS Investor Relations

Email: services@wealthfsllc.com

Phone: +1 628 283 9214